UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Renovacor, Inc. f/k/a Chardan Healthcare Acquisition 2 Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75989E106
(CUSIP Number)

January 18, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON South Ocean Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 575,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 575,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.33%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

Item 1.

(a)	Name of Issuer:	Renovacor, Inc. f/k/a Chardan Healthcare 2 Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

P.O. Box 8142

Greenwich, CT 0683

Item 2.

(a)	Name of Person Filing:	South Ocean Capital Management, LLC Steven M. Oliveira

(b)	Address of Principal Business Office or if none, Residence:

South Ocean Capital Management, LLC:

South Ocean Capital Management, LLC

225 Via Palacio

Palm Beach Gardens, FL 33418

Steven Oliveira:

c/o South Ocean Capital Management, LLC

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	South Ocean Capital Management, LLC – Florida

Steven M. Oliveira – U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 75989E106

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

South Ocean Capital Management, LLC – 575,000 shares.

Steven Oliveira – 0 shares.

Steven Oliveira has voting and dispositive power over the securities owned by South Ocean Capital Management, LLC.

(b)	Percent of Class:

South Ocean Capital Management – 3.33%

Steven Oliveira – 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

South Ocean Capital Management, LLC – 575,000 shares.

Steven Oliveira – 0 shares.

(ii)	shared power to vote or to direct the vote:

South Ocean Capital Management, LLC – 0 shares.

Steven Oliveira – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

South Ocean Capital Management, LLC – 575,000 shares.

Steven Oliveira – 0 shares.

(iv)	shared power to dispose or to direct the disposition of:

South Ocean Capital Management, LLC – 0 shares.

Steven Oliveira – 0 shares.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2022

SOUTH OCEAN CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

/s/ Steven Oliveira
Steven Oliveira